                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                          Maverick Tube Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   57791410
                           ----------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
   1800 Equitable Bldg, 10 S. Broadway, St. Louis, MO  63102 (314) 241-9090
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                    1/2/97
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                              Page 1 of 6 Pages

                                 SCHEDULE 13D


CUSIP NO.   57791410                             PAGE  2    OF   6    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John D. Weil, SS# ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

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3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            607,000, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        607,000, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        611,000, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.18%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*



--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 57791410                                                   Page 3 of 6


                        AMENDMENT NO. 2 TO SCHEDULE 13D

       The Reporting Person reported the acquisition of shares of Common Stock, $.01 par value ("Stock") of Maverick Tube Corporation, a Delaware corporation (the "Issuer"), 400 Chesterfield Center, 2nd Floor, Chesterfield, Missouri 63017 in an initial filing of this Schedule 13D on February 23, 1994, as amended by Amendment No. 1 filed March 22, 1995. In this regard, Item 4, Item 5 and Item 6 are hereby amended as follows. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

       The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

       (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

       (d) any material change in the present capitalization or dividend policy of the Issuer;

       (e) any other material change in the Issuer's business or corporate structure;

       (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

       (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

       (i)     any action similar to those enumerated above.

CUSIP NO.  57791410                                                  Page 4 of 6

       ITEM 5.  Interest in Securities of the Issuer.

       (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 611,000 shares of Stock in the manner hereinafter described:

                                                                                              Percentage of
                                                         Relationship to       Number of       Outstanding
               Shares Held in Name of                   Reporting Person         Shares         Securities
               ----------------------                   ----------------         ------         ----------
 Woodbourne Development, L.P.(1)                     Partnership                607,000           8.12%
                                                     Controlled By
                                                     Reporting Person

 Daniel D. Weil                                      Nephew                      2,000             .03%
 Gideon J. Weil                                      Son                         2,000             .03%
                                                                              -----------    ----------------

 TOTAL                                                                          611,000           8.18%
                                                                                =======           =====


    The foregoing percentages assume that the Issuer has 7,472,071 shares of Stock outstanding.

    All shares held in the name of family members of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. Except for Stock held in the name of the Reporting Person, or in the name of the partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

    AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.





____________________

    (1) On November 1, 1996, all shares previously reported as beneficially owned by the Reporting Person and members of his family (other than shares held by the Reporting Person's son and nephew and reported in Item 5) were transferred to Woodbourne Partners, L.P.

CUSIP NO.  57791410                                                  Page 5 of 6

    (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

    (c)

                                                                                 Net
                                                                                Price
                                                                  Number of      Per             Transaction
             Purchase in the Name of                  Date         Shares       Share            Made Through
             -----------------------                  ----         ------       -----            ------------
 Woodbourne Partners, L.P.                          12/10/96       50,000       13.250       George K. Baum & Co.

 Woodbourne Partners, L.P.                          12/13/96         5,000      11.380          Jefferies & Co.

 Woodbourne Partners, L.P.                          12/20/96         5,000      13.250          Jefferies & Co.

 Woodbourne Partners, L.P.                          12/23/96         2,000      13.250          Jefferies & Co.

 Woodbourne Partners, L.P.                          01/02/97        10,000      12.440          Jefferies & Co.


    (d)    Not applicable.

    (e)    Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5.


ITEM 7.  Material to be Filed as Exhibits.

    None.

CUSIP NO.  57791410                                                  Page 6 of 6


                                   SIGNATURE

    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ John D. Weil
                                        -------------------------------
                                            John D. Weil

                                            January 13, 1997